Exhibit 99.3

Ur-Energy Inc.
(an Exploration Stage Company)
Headquartered in Littleton, Colorado

Audited Consolidated Financial Statements

December 31, 2010

(expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of Ur-Energy Inc.

We have audited the accompanying consolidated financial statements of Ur-Energy Inc. (the “Company”) which comprise the consolidated balance sheets as at December 31, 2010 and 2009, consolidated statements of operations, comprehensive loss and deficit and cash flows for the three years ended December 31, 2010, 2009 and 2008 and the cumulative period from March 22, 2004 to December 31, 2010 and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 and the cumulative period from March 22, 2004 to December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 17, 2011

Ur-Energy Inc.
(an Exploration Stage Company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2010	December 31, 2009
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	28,718,815	32,457,323
Short-term investments (note 3)	5,122,289	10,932,101
Marketable securities	93,375	29,250
Amounts receivable	19,025	19,509
Prepaid expenses	99,927	101,653

	34,053,431	43,539,836

Bonding and other deposits (note 4)	3,845,050	2,920,835
Mineral properties (note 5)	30,112,784	29,733,296
Capital assets (note 6)	3,209,627	2,739,121
Equity investments (note 7)	2,769,117	2,769,117

	39,936,578	38,162,369

	73,990,009	81,702,205

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities (note 8)	831,297	1,046,963
Asset retirement obligation (note 9)	503,101	503,712

	1,334,398	1,550,675

Shareholders’ equity (note 10)
Capital stock	154,154,429	144,053,337
Warrants	44,271	—
Contributed surplus	12,448,505	13,671,699
Deficit	(93,991,594)	(77,573,506)

	72,655,611	80,151,530

	73,990,009	81,702,205

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
(an Exploration Stage Company)
Consolidated Statements of Operation, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

				Cumulative
				from
	Year	Year	Year	March 22, 2004
	Ended	Ended	Ended	Through
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
	$	$	$	$

Expenses
General and administrative	4,883,212	5,430,480	6,904,564	32,236,741
Exploration and evaluation	4,716,218	4,944,227	9,922,798	49,442,998
Development	5,258,072	6,931,303	8,854,536	21,043,911
Write-off of mineral properties	381,252	102,439	285,813	803,336

	(15,238,754)	(17,408,449)	(25,967,711)	(103,526,986)

Interest income	351,995	890,915	2,494,445	7,321,349
Loss on equity investments (note 7)	(29,432)	(17,855)	—	(47,287)
Foreign exchange gain (loss)	(1,558,108)	(3,506,111)	5,656,319	504,020
Other income (loss)	56,211	940,237	(36,638)	959,810

Loss before income taxes	(16,418,088)	(19,101,263)	(17,853,585)	(94,789,094)

Recovery of future income taxes	—	368,445	—	797,500

Net loss and comprehensive loss for the period	(16,418,088)	(18,732,818)	(17,853,585)	(93,991,594)

Deficit - Beginning of period	(77,573,506)	(58,840,688)	(40,987,103)	—

Deficit - End of period	(93,991,594)	(77,573,506)	(58,840,688)	(93,991,594)

Weighted average number of common shares outstanding:
Basic and diluted	97,341,702	93,857,257	92,996,339

Loss per common share:
Basic and diluted	(0.17)	(0.20)	(0.19)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(an Exploration Stage Company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

				Cumulative
				from
	Year	Year	Year	March 22, 2004
	Ended	Ended	Ended	Through
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(16,418,088)	(18,732,818)	(17,853,585)	(93,991,594)
Items not affecting cash:
Stock based compensation	702,762	950,874	4,567,206	16,415,833
Amortization of capital assets	526,041	526,551	515,138	1,678,656
Provision for reclamation	26,578	75,526	260,924	544,700
Write-off of mineral properties	381,252	102,439	285,813	803,336
Foreign exchange loss (gain)	1,554,906	3,506,180	(5,656,319)	(507,153)
Gain on sale of assets	7,915	(1,073,635)	(5,361)	(1,071,081)
Non-cash exploration costs (credits)	—	(907,055)	—	1,819,225
Other loss (income)	(64,125)	(13,250)	51,998	(62,377)
Future income taxes	—	(368,445)	—	(797,500)
Change in non-cash working capital items:
Amounts receivable	(255)	107,230	760,809	(8,590)
Prepaid expenses	(2,902)	(46,734)	557	(110,567)
Accounts payable and accrued liabilities	(189,803)	(1,090,163)	535,491	688,149
	(13,475,719)	(16,963,300)	(16,537,329)	(74,598,963)

Investing activities
Mineral property costs	(755,329)	(497,761)	(874,762)	(11,713,902)
Purchase of short-term investments	(18,930,806)	(37,206,445)	(64,851,470)	(183,817,742)
Sale of short-term investments	24,609,301	64,971,242	77,781,918	180,202,461
Decrease (increase) in bonding and other deposits	(1,103,629)	(879,758)	(602,778)	(4,094,741)
Payments from venture partner	—	146,806	—	146,806
Proceeds from sale of capital assets	17,769	1,082,956	26,344	1,127,069
Purchase of capital assets	(1,022,231)	(1,317,221)	(1,586,784)	(4,898,304)
	2,815,075	26,299,819	9,892,468	(23,048,353)

Financing activities
Issuance of common shares and warrants for cash	5,000,000	—	2,750,000	127,668,053
Share issue costs	(279,849)	—	(115,314)	(2,848,874)
Proceeds from exercise of warrants and stock options	3,519,256	1,393	90,000	22,088,580
Payment of New Frontiers obligation	—	—	—	(17,565,125)
	8,239,407	1,393	2,724,686	129,342,634

Effects of foreign exchange rate changes on cash	(1,317,271)	(2,680,324)	3,407,153	(2,976,503)

Net change in cash and cash equivalents	(3,738,508)	6,657,588	(513,022)	28,718,815
Beginning cash and cash equivalents	32,457,323	25,799,735	26,312,757	—
Ending cash and cash equivalents	28,718,815	32,457,323	25,799,735	28,718,815
Non-cash financing and investing activities:
Common shares issued for properties	—	452,250	—	1,164,750

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the “Company”) is an exploration stage junior mining company headquartered in Littleton, Colorado, engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties located primarily in the United States with additional exploration interests in Canada.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s March 16, 2011 NI 43-101 compliant “Preliminary Assessment Lost Creek Project, Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporations Act on August 8, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.  The significant measurement differences between Canadian generally accepted accounting principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 16.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates management makes in the preparation of these financial statements relate to potential impairment in the carrying value of the Company’s mineral properties, fair value of stock based compensation and recoverability of future income taxes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are investments in guaranteed investment certificates, certificates of deposit and money market accounts which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments are comprised of guaranteed investment certificates and certificates of deposit which have a term to maturity at the time of purchase in excess of ninety days and less than one year. These investments are readily convertible into cash.

Bonding deposits

Bonding deposits are provided to support reclamation obligations on United States properties. Deposit amounts are invested in certificates of deposit held at United States financial institutions.

Mineral properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property. If properties are abandoned or sold, they are written off. If properties are considered to be impaired in value, the costs of the properties are written down to their estimated fair value at that time.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Exploration costs
Exploration, evaluation and development expenditures, including annual exploration lease and maintenance fees, are charged to earnings as incurred until a mineral property becomes commercially minable.

Management considers that a mineral property is commercially minable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits are capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

Capital assets

Capital assets are initially recorded at cost and are then amortized using a declining balance method using the following lives: software – 3 years; computers, field vehicles and filed equipment – 5 years and office furniture - 7 years.  Capitalized pre-construction costs consist of design and engineering costs for the construction of the processing facility as well as deposits on equipment with long lead times.  The costs will not be amortized until the facility is complete and production has begun at which time it will be amortized over the life of the facility.

Equity Investments

Investments in which the Company has a significant influence are accounted for using the equity method, whereby the Company records its proportionate share of the investee’s income or loss.

Financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance mineral property acquisitions or construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. When potential impairment is indicated, management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, recoverable indicated resources and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is determined using discounted future cash flows or other measures of fair value. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  Accretion charges to the asset retirement obligation are charged to expense.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company’s Wyoming properties and are being expensed currently as a cost of exploration and development.

Stock-based compensation

All stock-based compensation payments made to employees are accounted for in the financial statements. Stock-based compensation cost is measured at the grant date based on the fair value of the reward and is recognized over the related service period.  Stock-based compensation cost is charged to general and administrative expense, or exploration, evaluation and development projects on the same basis as other compensation costs.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Flow-through shares

The Company has financed a portion of its Canadian exploration and development activities through the issuance of flow-through shares.  Under the terms of the flow-through share agreements, the tax benefits of the related expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities denominated in foreign currencies are translated at the average rates of exchange in effect for the month the assets were acquired or obligations incurred.  Expenses are translated at the average exchange rates in effect for the month the transaction is entered into.  Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.  The Company provides a valuation allowance on net future tax assets unless it is more likely than not that such assets will be realized.

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period.  The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

Classification of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, bonding and other deposits and accounts payable and accrued liabilities.  The Company has made the following classifications for these financial instruments:

●	Cash and cash equivalents are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations.
●
Short term investments are classified as “held-to-maturity” and carried at cost plus accrued interest using the effective interest rate method, with interest income and exchange gains and losses included in operations.

●	Marketable securities are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations.
●
Amounts receivable, bonding and other deposits are classified as “Loans and receivables” and are recorded at amortized cost.  Interest income is recorded using the effective interest rate method and is included in income for the period.

●	Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	December 31,	December 31,
	2010	2009
	$	$

Cash on deposit at banks	265,168	308,918
Guaranteed investment certificates	287,500	287,500
Money market funds	28,166,147	25,564,505
Certificates of deposit	—	6,296,400

	28,718,815	32,457,323

The Company’s short term investments are composed of:

	As at	As at
	December 31,	December 31,
	2010	2009
	$	$

Guaranteed investment certificates	5,122,289	2,342,637
Certificates of deposit	—	8,589,464

	5,122,289	10,932,101

The Company’s cash and cash equivalents of $28.7 million and short-term investments of $5.1 million consist of Canadian dollar and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.45% to 1.20% and mature at various dates up to November 24, 2011.  The instruments with initial maturity over ninety days have been classified as short-term investments.

4.	Bonding and other deposits

Bonding and other deposits consists of $3,845,050 (December 31, 2009 – $2,920,835) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Bonding deposits are refundable, once the reclamation is complete.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

5.	Mineral properties

	USA		Canada	Total

	Lost Creek/	Other US	Canadian
	Lost Soldier	Properties	Properties
	$	$	$	$

Balance, December 31, 2008	24,316,716	6,874,945	617,160	31,808,821

Acquisition costs	—	402,134	—	402,134
Staking and claim costs	7,940	419,322	(29,932)	397,330
Property write-offs	—	(38,936)	(63,561)	(102,497)
Assets sold	—	(3,375)	—	(3,375)
Property reclassified as investment (note 7)	—	(2,769,117)	—	(2,769,117)

Balance, December 31, 2009	24,324,656	4,884,973	523,667	29,733,296

Acquisition costs	—	232,859	—	232,859
Labor, outside services and other costs	—	527,881	—	527,881
Property write-offs	—	(381,252)	—	(381,252)

Balance, December 31, 2010	24,324,656	5,264,461	523,667	30,112,784

United States

Lost Creek and Lost Soldier

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek and Lost Soldier projects and a development database.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other U.S. Properties

The Company holds other mineral properties in Wyoming including EN, LC North and LC South as well as other exploration properties.

In January 2009, the Company entered into certain agreements for the transfer of certain mineral claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.

During the second quarter of 2009, the Company wrote-off its Muggins Mountain claims in Arizona.

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement resulting in a reduction in the Company’s interest to 25%. As a result, the Company’s interest in the Project is now reflected as an Investment (See Note 7).

On August 25, 2009, the Company sold its database of geologic information related to the Moorcroft project in Wyoming for US$1.0 million and a 1% royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming. As the project is still in exploration and evaluation, management of the Company does not have enough information to determine if any royalties will ever be received and therefore is not attributing any value to those royalties. The gain of $1,079,475 on this sale is reported in Other Income in the Statement of Operations.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that have become part of the LC South Project. The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares and the transfer of title.

During the year 2010, the Company entered into a number of lease agreements to acquire surface and mineral rights in Nebraska in anticipation of an exploration and evaluation project in that area.

During the year ended December 31, 2010, the Company wrote off mineral property costs associated with the Kaycee claims in Wyoming.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Muggins Mountain claims in Arizona.

Canada

The Company’s Canadian properties include Screech Lake and Gravel Hill, which are located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

Impairment testing

As a part of their annual mineral property analysis, management reviewed all of its significant mineral properties for potential impairment as at December 31, 2010.

For the Company’s Lost Creek property, management reviewed the calculations done as of December 31, 2010 and determined that the underlying costs, assumptions and time lines have not changed significantly and therefore no impairment existed as of December 31, 2010.  This conclusion is further supported by the recent increase in current and long-term uranium prices.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

Other than for those properties written off during the year, management did not identify impairment indicators for any of its mineral properties.

6.	Capital assets

	December 31, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Rolling stock	1,922,483	1,129,598	792,885	1,646,607	792,538	854,069
Machinery and equipment	296,233	212,475	83,758	277,552	160,212	117,340
Furniture, fixtures and leasehold improvements	74,992	37,958	37,034	72,687	29,167	43,520
IT	557,998	358,810	199,188	523,997	246,211	277,786
Pre-construction costs	2,096,762	—	2,096,762	1,446,406	—	1,446,406

	4,948,468	1,738,841	3,209,627	3,967,249	1,228,128	2,739,121

Depreciation and amortization expense was $0.5 million, $0.5 million and $0.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

7.	Equity investments

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  From the date of the earn-in, the other member is now required to fund 75% of the Project’s expenditures and the Company the remaining 25%. As the Company is no longer the controlling member of the Project, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

8.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following at December 31, 2010 and 2009:

	As at	As at
	December 31, 2010	December 31, 2009

Accounts payable	580,145	758,639
Vacation pay payable	182,404	187,840
Payroll and other taxes	68,748	100,484

	831,297	1,046,963

9.	Asset retirement obligation

The Company has recorded $503,101 for asset retirement obligations (December 31, 2009 – $503,712) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company’s U.S. properties.

10.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No Class A preference shares have been issued

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

	Capital Stock				Contributed	Accumulated
	Shares	Amount	Warrants	Surplus	Deficit	Equity
	#	$	$	$	$	$
Balance, December 31, 2007	92,171,607	141,623,534	—	8,202,595	(40,987,103)	108,839,026

Common shares issued for cash, net of issue costs	1,000,000	2,634,686	—	—	—	2,634,686
Exercise of stock options	72,000	138,240	—	(48,240)	—	90,000
Non-cash stock compensation	—	—	—	—	—	4,567,204
Net loss and comprehensive loss	—	—	—	—	(17,853,585)	(17,853,585)

Balance, December 31, 2008	93,243,607	144,396,460		12,721,559	(58,840,688)	98,277,331

Common shares issued for properties	695,000	452,250	—	—	—	452,250
Exercise of stock options	1,961	2,127	—	(734)	—	1,393
Tax effect of renunciation of flow-through shares	—	(797,500)	—	—	—	(797,500)
Non-cash stock compensation	—	—	—	—	—	950,874
Net loss and comprehensive loss	—	—	—	—	(18,732,818)	(18,732,818)

Balance, December 31, 2009	93,940,568	144,053,337	—	13,671,699	(77,573,506)	80,151,530

Exercise of stock options	3,057,444	5,400,941	—	(1,881,685)	—	3,519,256
Common shares issued for cash, net of issue costs	5,000,000	4,700,151	—	—	—	4,700,151
Non-cash warrant costs	—	—	44,271	—	—	44,271
Non-cash stock compensation	—	—	—	658,491	—	658,491
Net loss and comprehensive loss	—	—	—	—	(16,418,088)	(16,418,088)

Balance, December 31, 2010	101,998,012	154,154,429	44,271	12,448,505	(93,991,594)	72,655,611

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issues costs were $115,314.

2009 issuances

In January 2009, the Company entered into certain agreements for the transfer of certain mineral claims, royalties and other property rights for an aggregate consideration of 650,000 common shares as well as a US$64,000 cash payment.

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that have become part of the LC South Project.  The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares and transfer of title.

2010 Issuances

On May 31, 2010, the Company completed a private placement of 5,000,000 common shares at $1.00 per share raising gross proceeds of $5,000,000.  Total direct share issue costs, including the placement agent’s commission, were $299,849.

During 2010, 3,057,444 common shares were issued pursuant to the exercise of stock options.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Warrants

The Company issued 100,000 warrants to purchase stock at $1.20 per share to its consultant GVC Advisors, LLC on November 1, 2010.  During the year ended December 31, 2010, the Company recorded $44,271 in non-cash warrant costs related to the commitment.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company’s stock option plan (the “Option Plan”).  Eligible participants under the Option Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Option Plan, stock options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Activity with respect to stock options is summarized as follows:

		Weighted
		average
	Options	exercise price
	#	$
Outstanding, December 31, 2007	8,010,700	2.89

Granted	1,075,000	1.66
Exercised	(72,000)	1.25
Forfeited	(295,000)	2.50
Voluntarily returned	(2,490,000)	4.85

Outstanding, December 31, 2008	6,228,700	1.46

Granted	2,204,264	0.80
Exercised	(1,961)	0.71
Forfeited	(58,351)	2.07
Expired	(11,200)	1.65

Outstanding, December 31, 2009	8,361,452	1.65
Granted	798,537	0.81
Exercised	(3,057,444)	1.15
Forfeited	(75,470)	0.84
Expired	(361,507)	2.06

Outstanding, December 31, 2010	5,665,568	1.79

The weighted average grant date fair value was $0.44, $0.43 and $0.86 for the years ended December 31, 2010, 2009 and 2008, respectively. The exercise price of a new grant is set at the closing price for the stock on the Toronto Stock Exchange (TSX) from the day before so there is no intrinsic value as of the date of issue.  The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 were $0.7 million, $1.1 million and $5.9 million, respectively.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

As at December 31, 2010, outstanding stock options are as follows:

	Options outstanding			Options exercisable
		Weighted-			Weighted-
		average	Aggregate		average	Aggregate
Exercise		remaining	Intrinsic		remaining	Intrinsic
price	Number	contractual	Value	Number	contractual	Value
$	of options	life (years)	$	of options	life (years)	$	Expiry

2.35	1,400,000	0.3	882,000	1,400,000	0.3	882,000	April 21, 2011
2.75	320,000	0.7	73,600	320,000	0.7	73,600	September 26, 2011
4.75	30,000	1.4	—	30,000	1.4	—	May 15, 2012
3.67	200,000	1.5	—	200,000	1.5	—	July 15, 2012
3.00	437,500	1.6	—	437,500	1.6	—	August 9, 2012
3.16	50,000	1.7	—	50,000	1.7	—	September 17, 2012
2.98	50,000	1.8	—	50,000	1.8	—	October 5, 2012
4.07	30,000	1.9	—	30,000	1.9	—	November 7, 2012
1.65	860,000	2.4	1,143,800	860,000	2.4	1,143,800	May 8, 2013
1.72	25,000	2.6	31,500	25,000	2.6	31,500	August 6, 2013
0.71	534,019	3.1	1,212,223	534,019	3.1	1,212,223	February 9, 2014
0.90	1,041,928	3.7	2,167,210	781,273	3.7	1,625,048	September 2, 2014
0.81	687,121	4.2	1,491,053	356,050	4.2	772,629	March 5, 2015

1.79	5,665,568	2.2	7,001,386	5,073,842	2.0	5,740,800

The aggregate intrinsic value of the options in the preceding table represents the total pretax intrinsic value for stock options with an exercise price less than the Company’s TSX closing stock price of $2.98 as of December 31, 2010, the last trading day of the fiscal year, that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options outstanding as of December 31, 2010 was 4,868,068. The total number of in-the-money stock options exercisable as of December 31, 2010 was 4,276,342.

Restricted Share Units (“RSU”)

On May 7, 2010, the Company’s Board of Directors approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”).  Eligible participants under the RSU Plan include directors, officers and employees of the Company.  Under the terms of the RSU Plan, restricted share units vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

As of December 31, 2010, no restricted share units have been awarded under the RSU Plan.

Share-Based Compensation Expense

Stock-based compensation expense was $0.7 million, $1.0 million and $4.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010, there was approximately $0.2 million of total unrecognized compensation expense (including the impact of expected forfeitures) related to unvested share-based compensation arrangements granted under the Option Plan. That expense is expected to be recognized over a weighted-average period of 0.5 years.

Cash received from stock options exercised during the years ended December 31, 2010, 2009 and 2008 was $3.5 million, less than $0.1 million and less than $0.1 million, respectively.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Fair Value Calculations
The fair value of options granted and warrants authorized during the years ended December 31, 2010, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008

Expected warrant life (years)	2.75	—	—
Expected option life (years)	3.12 - 3.14	2.85 - 3.01	4.0
Expected volatility	81-82%	82 - 83%	65%
Risk-free interest rate	1.7-1.9%	1.4 - 1.9%	3.0% - 3.4%
Forfeiture rate	4.3%	4.4 - 4.6%	—
Expected dividend rate	0%	0%	0%

The Company estimates expected volatility using daily historical trading data of the Company’s common stock, primarily because this method is recognized as a valid method used to predict future volatility and management has not identified a more appropriate method. The risk-free interest rates are determined by reference to Canadian Treasury note constant maturities that approximate the expected option term. The Company has never paid dividends and currently has no plans to do so.

Stock-based compensation expense is recognized net of estimated pre-vesting forfeitures, which results in recognition of expense on options that are ultimately expected to vest over the expected option term. Forfeitures were estimated using actual historical forfeiture experience.

Although the estimated fair values of employee stock options are determined as outlined above, these estimates are based on assumptions regarding a number of highly complex and subjective variables, including the Company’s stock price volatility over the expected terms of the awards, estimates of the expected option terms, including actual and expected employee option exercise behaviors and estimates of pre-vesting forfeitures. Changes in any of these assumptions could materially affect the estimated value of employee stock options and, therefore the valuation methods used may not provide the same measure of fair value observed in a willing buyer/willing seller market transaction

11.	Income taxes

The Company has incurred net losses since inception.

Company recorded no income tax provision or benefit during fiscal 2010.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

A reconciliation of income taxes at the statutory Canadian income tax rate to net income taxes included in the accompanying statements of operations is as follows:

	Year	Year	Year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Loss before income taxes	(16,418,088)	(19,101,263)	(17,853,585)

Statutory rate	31.0%	33.0%	33.5%
Expected recovery of income tax	(5,089,465)	(6,303,349)	(5,980,951)
Effect of foreign tax rate differences	(885,716)	(604,323)	(731,366)
Non-deductable amounts	531,119	1,222,519	1,530,012
Effect of changes in future tax rates	124,105	766,407	(43,662)
Effect of change in foreign exchange rates	973,249	2,672,559	(3,370,258)
ISL change in basis	—	429,055	—
Effect of renouncement of flow through shares	—	(797,500)	—
Effect of non-deductible exploration expenditures	—	280,040	—
Effect of 2009 tax provision to tax return true-up items	2,103	—	—
Change in valuation allowance	4,344,605	1,966,147	8,596,225

Recovery of future income taxes	—	(368,445)	—

Deferred tax assets and liabilities reflect the net tax effects of net operating losses, credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities are as follows:

	Year	Year	Year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$

Future income tax assets
Net tax on deferred expenses	12,586,000	12,406,000	18,104,000
Net operating loss carry forwards	16,688,000	12,521,000	2,389,000
Less: valuation allowance	(29,274,000)	(24,927,000)	(20,493,000)

	—	—	—

Future income tax liabilities
Asset basis differences	—	—	(478,000)

Net deferred tax asset (future income tax liability)	—	—	(478,000)

Based upon the level of historical taxable loss and projections of future taxable losses over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and accordingly has established a full valuation allowance as of December 31, 2010 and 2009.

Future realization depends on the future earnings of the Company, if any, the timing and amount of which are uncertain as of December 31, 2010. In the future, should management conclude that it is more likely than not that the deferred tax assets are, in fact, at least in part, realizable; the valuation allowance would be reduced to the extent of such realization and recognized as a deferred income tax benefit in the Company’s Statements of Operations and Comprehensive Loss.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Certain tax benefits from employee stock option exercises are included in the deferred tax asset balances as of December 31, 2010 and 2009 as a component of the Company’s net operating loss carryforwards. The entire balance is offset by a valuation allowance. The deferred tax asset balances as of December 31, 2010 do not include excess tax benefits from stock option exercises of approximately $0.2 million. There are no excess tax benefits from stock option exercises as of December 31, 2009 due to the limited number of exercises.  Effective January 1, 2011 when the Company adopts US GAAP, equity will be increased if and when such excess tax benefits are ultimately realized.

As of December 31, 2010, the Company had available total US net operating loss carryforwards of approximately $33.2 million, which expire in the years 2025 through 2030. As of December 31, 2010, the Company had available total Canadian net operating loss carryforwards of approximately $16.2 million, which expire in the years 2014 through 2030.

The Tax Reform Act of 1986 contains provisions, among others, that limit the utilization of net operating loss and tax credit carryforwards if there has been a “change of ownership” as described in Section 382 of the Internal Revenue Code. Such a change of ownership may limit the Company’s utilization of its net operating loss and tax credit carryforwards and could be triggered by subsequent sales of securities by the Company or its stockholders.

The Company follows a comprehensive model for recognizing, measuring, presenting and disclosing uncertain tax positions taken or expected to be taken on a tax return. Tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

The Company currently has no uncertain tax positions and is therefore not reflecting any adjustments for such in their deferred tax assets.

There are open statutes of limitations for taxing authorities in federal and state jurisdictions to audit the Company’s tax returns for the years ended December 31, 2007, 2008 and 2009.

The Company’s policy is to account for income tax related interest and penalties in income tax expense in the accompanying Statements of Operations. There have been no income tax related interest or penalties assessed or recorded.

12.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.  See the table in Note 3 for the composition of the Company’s cash and cash equivalents.

Fair Value Measurements

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Quoted prices for identical instruments in active markets;

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis (at least annually) by level within the fair value hierarchy.

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
	$	$	$	$
Assets:
Money market investments (1)	28,166,147	28,166,147	—	—
Guaranteed investment certificates (2)	5,409,789	3,522,289	1,887,500	—
Marketable equity securities (3)	93,375	93,375	—	—

	33,669,311	31,781,811	1,887,500	—

(1)	Included inCash and cash equivalents in the Company’s consolidated balance sheets.
(2)	Included inCash and equivalents or Short-term investments in the Company’s consolidated balance sheets depending on the original term of the Certificate.
(3)	Included in Marketable securities in the Company’s consolidated balance sheets.

The Company invests in money market funds, which are traded by dealers or brokers in active over-the-counter markets.

The Company’s money market funds and guaranteed investment certificates which are actively traded by dealers or brokers are classified within Level 1 of the fair value hierarchy.  Guaranteed investment certificates and certificates of deposit which are purchased directly from banks are classified within Level 2 of the fair value hierarchy.

The fair value of the financial instruments approximates carrying value due to the short-term nature of these items.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.40% to 1.20% and mature at various dates up to November 24, 2011.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $6.6 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $3.5 million is guaranteed by a Canadian provincial government leaving approximately $23.7 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2010, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2010 the Company’s liabilities consisted of trade accounts payable of $831,297, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions studied by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment committee of the Board of Directors.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2010 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$29.4 million (US$38.1 million as at December 31, 2009) and had accounts payable of US$0.8 million (US$0.8 million as at December 31, 2009) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $2.9 million impact on net loss for the year ended December 31, 2010.  This impact is primarily as a result of the Company having yearend cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.4 million impact on net loss for the year ended December 31, 2010.  The Company’s average interest rate for the year was 0.84% (84 basis points).  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

13.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in the United States and Canada.  Non-current assets segmented by geographic area are as follows:

	December 31, 2010
	United States	Canada	Total
	$	$	$

Bonding and other deposits	3,845,050	—	3,845,050
Mineral properties	29,589,117	523,667	30,112,784
Capital assets	3,209,627	—	3,209,627
Investments	2,769,117	—	2,769,117

	39,412,911	523,667	39,936,578

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

	December 31, 2009
	United States	Canada	Total
	$	$	$

Bonding and other deposits	2,920,835	—	2,920,835
Mineral exploration properties	29,209,629	523,667	29,733,296
Capital assets	2,736,940	2,181	2,739,121
Investments	2,769,117	—	2,769,117

	37,636,521	525,848	38,162,369

14.	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is committed to minimum annual lease payments as follows:

Year ended December 31,	Amount
$
2011	156,074
2012	96,428
2013	—
2014 and thereafter	—

Year ended December 31,	252,502

Rent expense under these agreements was $0.3 million, $0.3 million and $0.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Although construction of the Lost Creek plant will not begin until receipt of the necessary authorizations, request for quotations for all major process equipment at the Lost Creek project have been prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing through the commencement of construction.

Purchase orders totaling US$2.4 million have been issued for ion exchange columns and other process equipment.  Payments of US$1.1 million have been made to date on these purchase orders.  These payments are reflected in pre-construction costs which are included in capital assets (note 6).

The Company may be subject from time to time to legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, the Company’s management does not believe that the outcome of any pending legal matters will have a material adverse affect on its consolidated financial position, results of operations or cash flows.

15.	Capital structure

The Company’s capital structure is comprised of Shareholders’ Equity.  When managing its capital structure, the Company’s objectives are i) to preserve the Company’s access to capital markets and its ability to meet its financial obligations and ii) to finance its exploration and development activities and operating costs.

The Company monitors its capital structure using future forecasts of cash flows, particularly those related to its exploration and development programs.

The Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above.  To manage the capital structure, the Company may adjust its exploration and development programs, operating expenditure plans, or issue new shares.  The Company’s capital management objectives have remained unchanged over the periods presented.

The Company is not subject to any externally imposed capital requirements.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

16.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated balance sheets, consolidated statements of operations and deficit, and consolidated statements of cash flow would have been reported as follows:

Consolidated balance sheets

	As at	As at
	December 31,	December 31,
	2010	2009
	$	$

Total assets

Total assets under Canadian GAAP	73,990,009	81,702,205
Adjustments made under US GAAP:
Adjustment for New Frontiers settlement (a)	2,016,156	2,016,156

Total assets under US GAAP	76,006,165	83,718,361

Total liabilities and shareholders’ equity

Total liabilities under Canadian GAAP	1,334,398	1,550,675
Adjustments made under US GAAP:

Total liabilities under US GAAP	1,334,398	1,550,675

Total shareholders’ equity under Canadian GAAP	72,655,611	80,151,530
Adjustments made under US GAAP:
Prior year income adjustments
Gain on settlement of New Frontiers obligation (a)	2,016,156	2,016,156

Total shareholders’ equity under US GAAP	74,671,767	82,167,686

Total liabilities and shareholders’ equity under US GAAP	76,006,165	83,718,361

Consolidated statements of operations and comprehensive loss

				Cumulative
				from
	Year	Year	Year	March-04
	ended	ended	ended	Through
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
	$	$	$	$
Net loss

Net loss under Canadian GAAP	(16,418,088)	(18,732,818)	(17,853,585)	(93,991,594)
Adjustments made under US GAAP:
Gain on settlement of New Frontiers obligation (a)	—	—	—	2,016,156
Deferred tax adjustment ( c)	—	(478,000)	—	—
Income tax adjustment on renouncement of flow through shares (b)	—	32,500	—	(1,093,040)

Net loss under US GAAP, being comprehensive loss	(16,418,088)	(19,178,318)	(17,853,585)	(93,068,478)

Basic and diluted loss per share under US GAAP	(0.17)	(0.20)	(0.19)

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Consolidated statements of cash flow

				Cumulative
				from
	Year	Year	Year	March-04
	ended	ended	ended	Through
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010
	$	$	$	$
Operating activities
Cash flows used in operating activities under Canadian & US GAAP	(13,475,719)	(16,963,300)	(16,537,329)	(74,598,963)

Investing activities
Cash flows provided by (used in ) investing activities under Canadian GAAP	2,815,075	26,299,819	9,892,468	(23,048,353)
Adjustments made under US GAAP:
Flow-through cash categorized as restricted cash (b)	—	848,607	(848,607)	—

Cash flows used in investing activities under US GAAP	2,815,075	27,148,426	9,043,861	(23,048,353)

Financing activities
Cash flows used in operating activities under Canadian & US GAAP	8,239,407	1,393	2,724,686	129,342,634

Ending cash and cash equivalents under US GAAP	28,718,815	32,457,323	24,951,128	28,718,815

(a) Settlement of New Frontiers obligation

The early extinguishment by the Company of its debt obligation to New Frontiers resulted in the Company not having to pay interest that had previously been accrued and recorded as an increase in the cost of the Company’s Lost Creek and Lost Soldier properties.  Under Canadian GAAP, the interest adjustment was recorded as a reduction in the carrying value of the mineral properties.  Under US GAAP, the accrued but unpaid interest was recorded as a gain and included in income.  Consequently, the carrying value of the properties under US GAAP is higher than that recorded under Canadian GAAP.

(b) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as capital stock.  Upon renouncing the income tax deductions, capital stock is reduced by the amount of the future income tax benefits recognized.

For US GAAP, the proceeds on issuance of the flow-through shares are allocated between the offering of the shares and the sale of the tax benefit when the shares are issued.  The premium paid by the investor in excess of the fair value of non flow-through shares is recognized as a liability at the time the shares are issued and the fair value of non flow-through shares is recorded as capital stock.  Upon renouncing the income tax deductions, the premium liability is re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized is recorded as an income tax expense or benefit.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2010

(expressed in Canadian dollars)

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP.  As at December 31, 2010 and 2009, there were no unexpended flow-through cash funds.

(c) Deferred tax adjustment

Under Canadian GAAP, the Company reported a difference in accounting and Canadian tax basis related to an asset acquired in 2004 and therefore a deferred tax liability was recognized under Canadian GAAP.  Under U.S. GAAP, there was no difference between the book and tax basis so there is was no corresponding deferred tax liability.  The carrying value of the asset under Canadian GAAP was subsequently written off, so there is no longer any difference between Canadian and US GAAP for this item.